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                            August 25, 2021

       Joseph Zwillinger
       Co-Chief Executive Officer
       Allbirds, Inc.
       730 Montgomery Street
       San Francisco, CA 94111

                                                        Re: Allbirds, Inc.
                                                            Amendment No. 2 to
Draft Registration Statement on Form S-1
                                                            Filed August 11,
2021
                                                            CIK No. 0001653909

       Dear Mr. Zwillinger:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 2 to Draft Registration Statement on Form S-1

       General

   1. We note your response to prior comment two. We note that in assessing your public benefit performance for
purposes of the annual benefit reports to be distributed to your stockholders, your
Board will utilize the Company   s impact score and assessment from B
                                                        Lab, among other
factors. Please file the consent of B Lab to being named in the registration statement.
 Joseph Zwillinger
Allbirds, Inc.
August 25, 2021
Page 2

        You may contact Eiko Yaoita Pyles at (202) 551-3587 or Andrew Blume at
(202) 551-
3254 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood at (202) 551-3345 or Perry Hindin at
(202) 551-
3444 with any other questions.



                                                        Sincerely,
FirstName LastNameJoseph Zwillinger
                                                        Division of Corporation
Finance
Comapany NameAllbirds, Inc.
                                                        Office of Manufacturing
August 25, 2021 Page 2
cc:       Calise Cheng
FirstName LastName